December 14, 2018
CSE: CXXI

CLARIFICATION OF UKRAINE LICENSE AND OPERATIONS

(Vancouver, B.C.) C21 Investments Inc. (CSE: CXXI) (the “Company” or “C21”) wishes to clarify the status of our Ukraine license for CBD. Our prior news release dated November 6, 2018 stated the Company had the right to conduct CBD processing within the Ukraine. As clarification this means raw CBD extract is imported and this raw CBD is processed into a commercial consumer product (such as a chocolate bar) and is then exported. The license does not include the ability to process hemp or cannabis into CBD extracts.

The Company has not commenced any operations in the Ukraine other than importing to the Ukraine sample CBD products for testing purposes only and registering those products for import and export under the license. The Company is discussing the potential for utilizing the Ukraine as a distribution centre for CBD with potential strategic partners. The Company is in the process of applying for further license opportunities in the Ukraine. There is no guarantee the Company will receive any further licenses in the Ukraine.

ON BEHALF OF THE BOARD

SIGNED: “Michael Kidd”

Michael Kidd, CFO, Secretary, Director
For more information contact:
Michael Kidd Tel: (604) 336-8613
www.cxxi.ca

The CSE has not accepted responsibility for the adequacy or accuracy of this release.